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                                                                      EXHIBIT 11

                        STANDARD MANAGEMENT CORPORATION

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                                ----------------------
                                                                  1997        1996(1)
                                                                  ----        -------
PRIMARY
Weighted average common shares outstanding..................    5,024,173    4,736,232
5 percent common stock dividend.............................           --      289,093
Common equivalent shares related to:
  Stock warrants at average market price....................      185,461           --
  Stock options at average market price.....................      105,885           --
  Net issuable shares for modified treasury stock method
     (after assumed buyback of 20% of outstanding stock
     options and warrants)..................................           --    1,045,620
                                                                ---------    ---------
WEIGHTED AVERAGE PRIMARY SHARES OUTSTANDING.................    5,315,519    6,070,945
                                                                =========    =========
Income before extraordinary gain on early redemption of
  redeemable preferred stock and preferred stock dividends
  as reported...............................................    $     643    $   2,665
Reduction in interest expense and increase in short-term
  investment income for modified treasury stock method......           --          131
                                                                ---------    ---------
                                                                      643        2,796
Extraordinary gain on early redemption of redeemable
  preferred stock...........................................           --          101
                                                                ---------    ---------
NET INCOME (AS ADJUSTED)....................................          643        2,897
Preferred stock dividends as reported.......................          (42)         (46)
Preferred stock dividends reduction for modified treasury
  stock method..............................................           --           46
                                                                ---------    ---------
Earnings available to common shareholders (as adjusted).....    $     601    $   2,897
                                                                =========    =========
Earnings Per Share:
  Income before extraordinary gain on early redemption of
     redeemable preferred stock and preferred stock
     dividends..............................................    $     .12    $     .46
  Extraordinary gain on early redemption of redeemable
     preferred stock........................................           --          .02
                                                                ---------    ---------
  NET INCOME................................................          .12          .48
  Preferred stock dividends.................................          .01           --
                                                                ---------    ---------
  Earnings available to common shareholders.................    $     .11    $     .48
                                                                =========    =========
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(1) Share amounts have been retroactively adjusted for the effect of the 5 percent stock dividend distributed on June 21, 1996, to shareholders of record on May 17, 1996.